2828 N. Harwood Street
Suite 1800
Dallas, TX 75201-2139
214-922-3400 | Fax: 214-922-3899

Aaron C. Hendricson	Direct Dial: 214-922-3412	Email: aaron.hendricson@alston.com

July 5, 2018
VIA UPS NEXT-DAY AIR DELIVERY

Mr. Coy Garrison, Special Counsel Office of Real Estate and Commodities Division of Corporation Finance U.S. Securities and Exchange Commission Mail Stop 3233 100 F Street Washington, DC 20549

Re:	Hartman Short Term Income Properties XX, Inc. Amendment No. 2 to Registration Statement on Form S-4 Filed June 15, 2018 File No. 333-221930
Dear Mr. Garrison:
This letter sets forth the response of our client, Hartman Short Term Income Properties XX, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated March 5, 2018 regarding Amendment No. 1 (“Amendment No. 1”) to the Issuer’s Registration Statement on Form S-4 (the “Registration Statement”). In connection with the submission of this correspondence, the Issuer has also filed Amendment No. 2 to the Registration Statement (“Amendment No. 2”) with the Commission. Enclosed herewith please find a blacklined version of Amendment No. 2, which is marked to show changes to Amendment No. 1. For convenience of reference, this response letter includes the same caption and paragraph number, as well as the text of the comment, set forth in your March 5, 2018 comment letter followed by the Issuer’s response. References to page numbers in the Issuer’s responses are references to page numbers of Amendment No. 2.
General
1.    Comment:    In your next amendment, please include updated historical and pro forma financial information as of and for the period ended December 31, 2017 pursuant to Rule 8-08 of Regulation S-X.
Response:    The Issuer has updated the financial information included in Amendment No. 2 to include year-end 2017 and first quarter 2018 information. Audited financial statements for

Hartman Short Term Properties XIX, Inc. (“Hartman XIX”) and Hartman Income REIT, Inc. (“HI-REIT”) will be filed as an Exhibit to the filing upon their availability.
Questions and Answers
2.    Comment: We note your response to comment 4 and your revised disclosure on page 20. Please revise the tables to reflect the percentage of Hartman XX owned by the general public in each table. Additionally, please revise the second table to clarify what is meant by “Allen R. Hartman and wholly owned subsidiaries” and what percentage of Hartman XX such persons own.
Response:     The Issuer has revised the tables on page 20 of Amendment No. 2 to reflect the percentages owned by the general public and the ownership percentages of each entity. Previously, it was intended that Mr. Hartman would own various amounts of stock through wholly owned single member limited liability companies; however, Mr. Hartman is consolidating all of his holdings into the Hartman Family Protection Trust (except for certain shares held by his spouse, which will represent approximately 0.06% of the common stock of the Issuer following the mergers). The tables throughout Amendment No. 2 have been revised to reflect this change.
Risk Factors
3.    Comment:    We note your response to comment 15, but we do not see revised disclosure in this risk factor. Further, we note that this risk factor does not address the potential dilutive effect of the mergers on Hartman XX’s book value per common share. Please revise your risk factor disclosure to address this risk or advise us why such disclosure is not material.
Response:     The Issuer does not believe that the mergers will have a dilutive effect on the Issuer’s book value per common share and that therefore no risk factor is warranted. The historical book value per share is based on the book value of the net assets, which is calculated as the cost of the asset less depreciation and amortization under GAAP. Both the Hartman XIX and the HI-REIT book values per share ($1.43 and $1.32, respectively) are less than the net asset values per share of the respective assets of each company ($15.84 and $9.62, respectively). Upon the mergers, the Issuer’s book value per share actually increases (from $5.56 per share to $8.84) because the assets being acquired by the Issuer will be recorded at their acquisition costs (to the Issuer) which is the net asset value of the assets being acquired. This is accretive to the book value per share of the Issuer.
The Companies
Hartman XX
4.    Comment:    We note your response to comment 16 and your revised disclosure in this section that the average effective annual rental per square foot is based on annualized base rental revenue. Please revise your disclosure to explain what adjustments are made to the annualized base rental revenue to calculate average effective annual rental per square foot. Please make similar revisions to the tables on pages 125 and 144.
Response:    The Issuer has added a footnote where appropriate to explain that annualized base rental revenue is equal to twelve times the monthly base rental for each tenant in occupancy as of March 31, 2018 without regard to tenant rent concessions. See, e.g., the disclosure on pages 79, 80, 124, and 126.
The Combined Company
Compensation Discussion and Analysis
5.    Comment:     Please update your disclosure in this section and elsewhere, as appropriate, to include the required information for your recently completed fiscal year ended December 31, 2017. Please refer to Regulation S-K Compliance and Disclosure Question 117.05 and Item 402 of Regulation S-K.
Response:    The requested financial information has been updated to include year-end 2017 and first quarter of 2018.
Combined Company Portfolio
6.    Comment:     We note your response to comment 6 and your revised disclosure on page 33. Please remove from this section the statement that “the Combined Company will have a total capitalization of approximately $600 million” or revise your disclosure to clarify how capitalization is calculated.
Response:    The Issuer has removed the statement in question throughout Amendment No. 2.
Background of the Mergers
7.    Comment:    Please provide more detail on the negotiations that led to the supplemental opinions provided by Herrera Partners on December 14, 2016, and February 21, 2017.
Response:    The Issuer has revised the disclosure beginning on pages 184-185 of Amendment No. 2 to further explain the questions that led to the supplemental opinions by Herrera Partners. In addition, all supplemental opinions are attached in Annex F to Amendment No. 2 and contain further details on the reasons for the supplemental opinions.
8.    Comment:    We note your disclosure on page 182 that on January 10, 2017, the special committees asked management to obtain reports from Pendo regarding the valuation report of Herrera Partners on the Advisor. Please clarify whether such a report from Pendo was received by the special committees. If Pendo delivered such a report to the special committees, please include the information required by Item 1015(b) of Regulation M-A and file the report as an exhibit, or advise us why including the disclosure or filing the report is not required. Please see Item 4(b) and Item 21(c) of Form S-4.
Response:    The Issuer has revised the disclosure on page 185 of Amendment No. 2 to reflect that the special committees asked Pendo Advisors to review the Hererra Partners reports. However, Pendo Advisors did not issue a formal report on the Hererra Partners reports.

Opinions of the Financial Advisors and Fairness Opinions
Pendo Advisors
9.    Comment:    We note your response to comment 22 and your revised disclosure in this section, and we reissue the comment. Please revise your disclosure in this section to include all of the information required by Item 1015(b) of Regulation M-A, including without limitation a summary of the procedures Pendo followed, Pendo’s findings and recommendations, the bases for and methods of arriving at such findings and recommendations, instructions received from you or your affiliates, and any limitation imposed by you or your affiliates on the scope of the investigation. Refer to Item 4(b) of Form S-4.
Response:    The Issuer has revised the disclosure beginning on page 193 of Amendment No. 2 to add the additional information required by Item 1015(b) of Regulation M-A with respect to Pendo Advisors.
WKW Financial Advisors
10.    Comment:    We note your response to comment 21 and your revised disclosure in this section. We further note your statement that WKW provided “valuation services to HARTMAN XX, HARTMAN XIX, and /or HI-REIT and their subsidiaries in 2009, 2011, 2012, 2013, 2014, 2015, 2016 and 2017.” Please revise to disclose any fees received by WKW or its affiliates from Hartman XX, Hartman XIX, and HI-REIT during the past two years. Refer to Item 1015(b)(4) of Regulation M-A.
Response:    The Issuer has disclosed the total fees received by WKW or its affiliates from Hartman XX, Hartman XIX and HI-REIT during the last two years on page 196 of Amendment No. 2.
11.    Comment:    Please revise your disclosure in this section to include all of the information required by Item 1015(b) of Regulation M-A, including without limitation a summary of the procedures WKW followed, WKW’s findings and recommendations, the bases for and methods of arriving at such findings and recommendations, instructions received from you or your affiliates, and any limitation imposed by you or your affiliates on the scope of the investigation. Refer to Item 4(b) of Form S-4.
Response:    The Issuer has revised the disclosure beginning on page 196 of Amendment No. 2 to add the additional information required by Item 1015(b) of Regulation M-A with respect to WKW.
12.    Comment:    We note your disclosure on page 193 that WKW concluded that the value of each property was the higher of the capitalized value or the Ad Valorem value. Please revise your disclosure to explain why the Ad Valorem value is a useful valuation measure when compared to the other approaches considered by WKW. Please also revise Annex E to include the Ad Valorem values of properties owned by Hartman XX.

Response:    The Issuer has revised its disclosure on page 197 of Amendment No. 2 to explain that WKW determined that value of any property in the portfolio was at least the Ad Valorem value and that the Ad Valorem value acted as a ‘floor’ for WKW’s calculation, because WKW was aware of the aggressive tax valuation protest strategy employed by Hartman to assure that the smallest amount of property tax is paid. In addition, as disclosed in Amendment No. 2, WKW’s use of the Ad Valorem tax value also recognizes that the income of a given property fluctuates and the income and capitalization approach could have anomalous results for certain properties that may be new or in in the lease up stage.
Herrera
13.    Comment:    Please revise your disclosure in this section to include all of the information required by Item 1015(b) of Regulation M-A, including without limitation a summary of the procedures Herrera followed, Herrera’s findings and recommendations, the bases for and methods of arriving at such findings and recommendations, instructions received from you or your affiliates, and any limitation imposed by you or your affiliates on the scope of the investigation. Refer to Item 4(b) of Form S-4.
Response:    The Issuer has revised the disclosure beginning on page 197 of Amendment No. 2 to add the information required by Item 1015(b) of Regulation M-A with respect to Herrera.
The Merger Agreements
Merger Consideration
14.    Comment:    We note your response to comment 24 and your revised disclosure in this section. Please revise your disclosure to clarify how the “agreed net asset value contributed by each of the merger parties” was calculated and by whom. Please also describe the basis for and assumptions underlying the net asset value calculations.
Response:    The Issuer has revised the disclosure on page 220 of Amendment No. 2 to clarify how and who calculated the agreed net asset value contributed by each of the merger parties.
Experts
15.    Comment:    We note your disclosure that the financial statement schedules of Hartman XIX and HI-REIT are included in the registration statement. However, we are unable to locate these financial statement schedules in the filing. Please revise your disclosure to include this information or tell us why it is not necessary.
Response:    The Issuer has included financial statement schedules of Hartman XIX and HI-REIT as requested in Appendix II and Appendix III to Amendment No. 2.
Unaudited Pro Forma Consolidated Financial Statements
16.    Comment:    We note your disclosure that the unaudited pro forma condensed consolidated balance sheets as of September 30, 2017 and December 31, 2016 have been prepared as if the mergers had occurred as of that date. Please note that the unaudited pro forma balance sheet presentation should be presented assuming the mergers were completed on the date of the latest balance sheet included in the filing. Please revise your presentation accordingly. Reference is made to Rule 8-05(b)(2) of Regulation S-X.
Response:    The Issuer has revised the March 31, 2018 balance sheet as if the mergers occurred on March 31, 2018. The pro forma income statement for the year ended December 31, 2017 and the three months ended March 31, 2018 are presented as if the mergers occurred on January 1, 2017.
17.    Comment:    Please revise to disclose historical basic and diluted earnings per share and the related weighted average shares used to compute basic and diluted earnings per share on the face of the pro forma statements of operations. Please refer to Rule 11-02(b)(7) of Regulation S-X.
Response:    The Issuer has revised the pro forma statements of operations included in Amendment No. 2 to provide an historical basic and diluted earnings per share and the related weighted average shares used to compute the basic and dilutive earnings per share.
Notes to Unaudited Pro Forma Consolidated Financial Statements
18.    Comment:    Please revise your disclosure to ensure that the footnotes to the pro forma financial statements provide disaggregated information that clearly discloses each of the components of the adjustments thereto, the amounts related to each of the components and how the amounts were determined.
Response:    The Issuer has revised the footnotes to the pro forma financial statements included in Amendment No. 2 to provide disaggregated information that discloses each of the adjustments thereto, the amounts related to each of the components and how the amounts were computed.
Please contact me if you should need additional information or should have questions.
Sincerely,

Aaron C. Hendricson

cc:	Mr. Allen R. Hartman, Hartman Short Term Income Properties XX, Inc.